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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of April 2004
                      ----------


                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X      Form 40-F
                                 ---               ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No  X
                                -----        ---
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                     Partial Disposition of Treasury Stocks

On April 20, 2004, Kookmin Bank officially submitted a statement of disposition of treasury stocks to Financial Supervisory Commission with regard to the exercise of stock options, which were granted to 3 directors and 5 employees on March 24, 2001.

The actual disposition will be implemented upon each option holders' requests for the option exercise period ended on March 24, 2007. The disposition details are as follows:

1 Number of treasury stock to be disposed of : 72,376 registered common shares

2     Exercise price
      : KRW 25,100

3     Amount of disposition
      : Approximately KRW 1,816,637,600

4     Disposition method
      : After-Trading Hour transaction
      (The stocks will be distributed to the option holders upon their requests through the Kookmin Bank's account of Daishin Securities Co.)

5     Disposition period
      : From April 26, 2004 to March 24, 2007

Kookmin Bank holds 29,958,147 shares as treasury stock, approximately 8.91% of total issued registered common stocks of the Bank as of April 20, 2004,

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Kookmin Bank
                                       --------------------------------------
                                       (Registrant)



     Date: April 20, 2004              By: /s/ Ki Sup Shin
                                       --------------------------------------
                                       (Signature)

                                       Name:  Ki Sup Shin
                                       Title: Senior Executive Vice President &
                                              Chief Financial Officer

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